CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements which may constitute forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but instead represent only the Bank’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside the Bank’s control.The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “predict”, “target”, “forecast”, “guideline”, “should”, “project” and similar words and expressions, are intended to identify forward-looking statements.  It is possible that the Bank’s actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

Information regarding important factors that could cause actual results to differ, perhaps materially, from those in the Bank’s forward-looking statements appear in a number of places in this Report, principally in:  (i) changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where the Bank operates; (ii) changes in capital markets or in markets in general that may affect policies or attitudes towards lending; (iii) unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; (iv) inflation, changes in foreign exchange rates and/or interest rates; (v) sovereign risks; (vi) liquidity risks; (vii) increases in defaults by the Bank’s borrowers and other loan delinquencies; (viii) lack of acceptance of new products or services by the Bank’s targeted customers; (ix) competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which the Bank operates; (x) adverse determination of legal or regulatory disputes or proceedings; (xi) changes in official regulations and the Colombian government’s banking policy as well as changes in laws, regulations or policies in the jurisdictions in which the Bank does business; (xii) regulatory issues relating to acquisitions; and (xiii) changes in business strategy.

Forward-looking statements speak only as of the date they are made and are subject to change, and the Bank does not intend, and does not assume any obligation, to update these forward-looking statements in light of new information or future events arising after the date of this Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	BALANCE SHEET

1.1.	Assets

As of June 30, 2011, Bancolombia’s assets totaled COP 75,157 billion, which represents an increase of 10.4% compared to the fourth quarter of 2010 (“4Q10”)  and of 20% compared to the second quarter of 2010 (“2010”).

Loans and financial leases, net of provisions, represented 67% of assets at the end of the second quarter of 2011 (“2Q11”), decreasing by one percentage point as compared to the proportion they represented at the end of 4Q10 and increasing by one percentage point as compared to the proportion they represented in 2Q10 (66%). Net investments were 14% of total assets at the end of 2Q11, increasing as compared in to their participation in assets at the end of 4Q10 (13%) and remaining stable as compared to 2Q10.

Prepaid expenses and deferred charges increased 258%, from COP 219 billion in 2Q10 to COP 784 billion in 2Q11.  The vast majority of this increase results from the recording of deferred expenses in the amount of COP 469 billion in 1Q11, related to the equity tax that Bancolombia and its subsidiaries will pay from 2011 to 2014.  The value recorded in this line will be amortized during the next four years and will be shown mainly as a reduction in the reappraisal and others account, although a portion will be reflected in the administrative expenses and others account. As of June 2011, the prepaid expenses and deferred charges account reflected COP 401 billion related to this equity tax.

The property, plant and equipment account increased 23% during the six months ended June 30, 2011 (“1H11”) and 37% compared to 2Q10.  These variations are explained mainly by the increase in imported equipment destined for leasing operations, and also by capitalized investments and expenses related to technology.

1.2.	Loan Portfolio

During the first half of 2011, there was growth of the loan portfolio in our Colombian operations.  Loans denominated in COP totaled COP 39,613 billion at the end of 2Q11, increasing 10% compared to 4Q10 and 18% compared to 2Q10. On the other hand, loans denominated in USD totaled USD 7,694 million (26% of the loan portfolio), increasing 18% compared to 4Q10 and 43% compared to 2Q10. The USD denominated loans correspond to loans originated in Colombia (USD 3.054 million or 41% of loans in USD), El Salvador (USD 2,361 million or 31% of loans in USD) and other countries (USD 2,079 million or 28% of loans in USD).

The appreciation of the COP during 2Q11 affected the conversion USD-denominated loans to COP. Overall, Bancolombia’s gross loans totaled COP 53,249 billion at the end of 2Q11 and increased 9.6% compared to the COP 48,601 billion at the end of 4Q10.

Gross loans increased 21% rising to COP 53,248 billion as of the end of 2Q11, compared to the COP 43,886 billion in loans reported as of the end of 2Q10. This increase is explained by the growth of COP denominated and USD denominated loan, when USD denominated loans to COP results in total loan growth in COP of 32% for the dollar denominated portfolio compared to 2Q10. In general, the higher volume of loans denominated in USD during the six months ended June 30, 2011, reflect increased credit demand on the part of Colombian companies. The recovery of international trade flows played an important role in the increase of loans denominated in USD. Similarly, loans denominated in COP, which constitutes the majority of our loan portfolio, confirms the positive trend that began to show in 2Q10.

When analyzing the performance of the loan portfolio according to the categories established by Bancolombia to manage its commercial strategy, it becomes clear that retail and SME loans were key drivers of the growth of the total loan portfolio during 2Q11 as they increased 13.6% compared with the level in 4Q10. This increase is explained by higher demand for working capital and financing by SMEs, personal loans and car loans. Corporate loans increased 5.7% in the same period due to greater demand for working capital and financing by corporations.

Reserves for loan losses increased 1%in 2011 and totaled COP 2,539 billion, or 4.8% of total loans at the end of the period compared to 5.2% total loans at the end of 4Q10 and 5.6% at the end of 2Q10.

1.3.	Investment Portfolio

As of June 30, 2011, Bancolombia’s net investment portfolio totaled COP 10,231 billion, increasing 6% compared to 4Q10 and increasing 14% compared to 2Q10. The investment portfolio is mainly composed of debt investment securities, which represented 94% of Bancolombia’s total investments and 13% of total assets as of the end of 2Q11. USD denominated investments totaled USD 1,611 million and represented 28% of the investment portfolio.  Additionally, the Bank has COP 2,087 billion in mortgage backed securities, which represents 20% of the investment portfolio. As of the end of 2Q11, the duration of the debt securities portfolio was 23.3 months with a yield to maturity of 4.51%.

1.4.	Goodwill

As of June 30, 2011, Bancolombia’s goodwill totaled COP 672 billion and decreased  10% compared to the amount reported in 4Q10 and 14% compared to the amount reported in 2Q10. This variation is explained by the impact of appreciation of the Colombian peso during the first six months of 2011 and the amortization of goodwill reported during the past 12 months. Under COL GAAP, goodwill is amortized within a period of 20 years. As of June 30, 2011, Bancolombia’s goodwill included USD 353 million related mostly to the acquisition of Banagrícola in 2007 and COP 5 billion related to the acquisition by Leasing Bancolombia of a participation of Renting Bancolombia.

1.5.	Funding

As of June 30, 2011, Bancolombia’s liabilities totaled COP 67,149 billion and increasing 12% compared to 4Q10 and 21% compared to 2Q10. The ratio of net loans to deposits (including borrowings from domestic development banks) was 104% at the end of 2Q11, increasing compared to the 100% reported in 4Q10 and 95% in 2Q10. The growth of the loan portfolio and Bancolombia’s ability to obtain funds through long-term bond issuances (as opposed to deposits) resulted in the higher ratio of net loans to deposits for the quarter.

Deposits totaled COP 46,238 billion (or 69% of liabilities) at the end of 2Q11 and increased 6% during the first half of 2011 and 13% over the last 12 months. Time deposits represented 42% of deposits in 2Q10, but represented only 37% in 2Q11. This decrease is in line with the Bank’s funding strategy in the last few quarters, which strategy has consisted of taking advantage of the greater liquidity and low interest rates through increasing savings and checking accounts. As a result of this recomposition of the funding mix, demand deposits went from representing 58% of the Bank’s total deposits in 2Q10, to representing 63% as of the end of 2Q11.

Through this strategy, it was possible to sustain a moderate increase in interest expense, while deposits increased compared to 2Q10.

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 2Q11 was COP 8,008 billion, increasing 13% or COP 905 billion with respect to the COP 7,102 billion reported at the end of 2Q10.

Bancolombia’s capital adequacy ratio was 13.69%, 98 basis points below the 14.67% for 4Q10 and 32 bps above the 13.37% for 2Q10. The year over year increase was a result of the growth in secondary capital, a result of an issuance of USD 620 million in subordinated bonds that took place in July 2010. The decrease in 2011 reflects growth in the Bank´s assets.

Bancolombia’s capital adequacy ratio was 469 basis points above the minimum level required by Colombia’s regulator, while the basic capital ratio (tier 1) was 9.95% and the tangible capital ratio, which is equal to shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.89% at the end of 2Q11.

2.	INCOME STATEMENT

Net income totaled COP 736 billion for the first six months of 2011, or COP 934 per share – USD 2.05 per ADR, which represents an increase of 16% compared to the same period of 2010. Bancolombia’s Return On Equity was 18.5% for the six months ended June 30, 2011, higher than the annualized Return On Equity of 18% for the six months ended June30, 2010 (“1H10”).

2.1.	Net Interest Income

Net interest income totaled COP 1,878 billion in the six months ended June 30, 2011, 13% higher than that reported in the six months ended June 30, 2010. Interest income increased 12% in the six months ended June 30, 2011 as compared the six months ended June 30, 2010, while interest expense on deposits decreased 2.4%. However, interest accrued on bonds increased 48% in the six months ended June 30, 2011 as compared to the amount for the six months ended June 30, 2010, due to the increase in the amount of bonds outstanding following the bond issuances that took place in December 2010, and January and June 2011.

During the six months ended June 30, 2011, income generated by the investment portfolio totaled COP 324 billion, a  69% increase over the COP 192 billion for the six months ended June 30, 2010. During the six months ended June 30, 2011, income generated by the investment portfolio increased due to higher bond prices in the secondary markets following the elevation of Colombia’s rating to  investment grade in Colombia.

Net Interest Margin

As of the end of June 30, 2011, annualized net interest margin for the six months ended June 30, 2011 was 6.0% compared with 6.2% for the six months ended June 30, 2010. Annualized net interest margin for investments in the 2011 period was 4.1%, while the annualized net interest margin for loans, financial leases and overnight funds was 6.4%.

2.2.	Fees and Income from Services

During the six month period ended June 30, 2011, net fees and income from services totaled COP 792 billion, 3% higher than the COP 770 billion reported in 1H10. In particular, fees from credit and debit cards increased 6% and fees from banking services increased 23% , over the amounts for the six months ended June 30, 2010. Fees from pension fund management were not recorded in 1H10 because of the sale of the pension fund manager AFP Crecer in El Salvador.

2.3.	Other Operating Income

Total other operating income was COP 233 billion in the six months ended June 30, 2011, 12% lower than the amount for the six months ended June 30, 2010.

Notably, revenues aggregated in the communication, postage, rent and others totaled COP 102 billion in the six months ended June 30, 2011, 21% higher as compared to the amount  for the six months ended June 30, 2010. This balance includes commercial discounts and operating leases payments, which have grown as the value of assets rented under operating lease contract has increased. Finally, income from subsidiaries from the real sector increased 11% during 1H11 as compared to the amount for 1H10.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

As of June 30, 2011, past due loans (those overdue more than 30 days) totaled COP 1,360 billion. which represents 2.6% of total gross loans. The past due loans to gross loans ratio decreased from 3.6% at the end June 30, 2010.

Provision charges (net of recoveries), totaled COP 184 billion in the six months ended June 30, 2011. Furthermore, while gross loan provisions decreased 25% in the same period, recovery of charged-off loans decreased only 1%.

Allowances for loan losses totaled COP 2,539 billion, or 4.8% of total loans at the end of 2Q11, decreasing from the 5.2% reported at the end of 4Q10 and the 5.6% reported at the end of 2Q10. Additionally, coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 187% at the end of 2Q11 compared with 180% at the end of 2010 and 154% at the end of 2Q10. Likewise, coverage measured by the ratio of allowances for loans losses to loans classified as C, D and E, was 116% at the end of the second quarter of 2Q11.

2.5.	Operating Expenses

During the six months ended June 30, 2011, operating expenses totaled COP 1,731 billion, increasing 18% compared to 1H10.

Personnel expenses (the sum of salaries and employee benefits, bonus plan accruals and compensation) totaled COP 698 billion in the six months ended June 30, 2011, increasing 10% as compared to the amount for the six months ended June 30, 2010.

During the six months ended June 30, 2011, administrative and other expenses totaled COP 875 billion and increased 25% as compared to the amount for the six months ended June 30, 2010.